UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

Commission File Number 0-50189

A.	Full title of the plan:

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

B.	Name of issuer of the Securities held pursuant to the plan
and the address of its principal executive office:

CROWN HOLDINGS, INC.
14025 Riveredge Drive, Suite 300
Tampa, FL 33637-2015

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan
Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statement of Net Assets Available for Benefits as of December 31, 2022 and 2021	2

Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2022 and 2021	3

Notes to Financial Statements	4-9

Supplemental Information *

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	10

Exhibit Index	11

Signature	11

* Other supplemental schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan:

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the Plan) as of December 31, 2022 and 2021, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2022 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Baker Tilly US, LLP

We have served as the Plan's auditor since 2005.

Philadelphia, Pennsylvania
June 23, 2023

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Net Assets Available for Benefits
	As of December 31,
	2022	2021
ASSETS
Investments, at fair value
Registered investment companies:
Baird Core Plus Bond Fund	$7,696,908	$9,734,452
DFA Emerging Markets Core Equity Portfolio	736,338	726,794
DFA US Targeted Value Portfolio	814,230	549,751
Fidelity Small Cap Growth Fund	8,682,195	13,063,336
T. Rowe Price International Discovery Fund	219,687	146,588
Vanguard Developed Markets Index Fund	3,076,463	3,584,674
Vanguard International Growth Fund	7,085,747	11,013,090
Vanguard Cash Reserve Federal Money Market Fund	151,705	137,078
Vanguard Target Retirement 2015 Fund	—	2,395,033
Vanguard Target Retirement 2020 Fund	716,642	1,948,592
Vanguard Target Retirement 2025 Fund	4,744,197	6,210,880
Vanguard Target Retirement 2030 Fund	5,616,495	7,142,564
Vanguard Target Retirement 2035 Fund	4,584,308	5,145,738
Vanguard Target Retirement 2040 Fund	4,008,682	4,556,745
Vanguard Target Retirement 2045 Fund	2,440,353	2,597,358
Vanguard Target Retirement 2050 Fund	3,323,241	3,898,235
Vanguard Target Retirement 2055 Fund	1,873,233	1,916,861
Vanguard Target Retirement 2060 Fund	1,521,075	1,362,498
Vanguard Target Retirement 2065 Fund	432,046	284,104
Vanguard Target Retirement 2070 Fund	1,092	—
Vanguard Target Retirement Income Fund	3,817,026	1,997,623
Vanguard Total Stock Market Index Fund	38,869,375	54,497,940
Vanguard U.S. Growth Fund	1,612,921	2,645,038
Vanguard Wellington Fund	9,715,992	12,874,209
Vanguard Windsor II Fund	2,271,610	2,942,200
	114,011,561	151,371,381

Vanguard Retirement Savings Trust	25,645,430	26,855,347
Crown Holdings, Inc. Stock Fund	4,871,250	6,926,663
Total investments, at fair value	144,528,241	185,153,391

Receivables
Notes receivable from participants	3,479,341	3,698,836
Employer's contributions	634,967	696,734
Total receivables	4,114,308	4,395,570

Total assets	148,642,549	189,548,961

LIABILITIES	—	—

Net assets available for benefits	$148,642,549	$189,548,961
The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Statement of Changes in Net Assets Available for Benefits
	For the Year Ended December 31,
	2022	2021
Changes/Additions:
Investment (loss) income:
Interest and dividend income	$4,275,578	$7,769,832
Net (depreciation) appreciation in fair value of investments	(33,561,334)	13,938,542
Total investment (loss) income	(29,285,756)	21,708,374

Interest income, notes receivable from participants	162,038	178,357

Contributions:
Employer	2,242,368	2,215,534
Participant	7,874,870	6,927,242
Total contributions	10,117,238	9,142,776

Other additions	18,573	24,069
Total changes/additions	(18,987,907)	31,053,576

Deductions:
Benefits paid to participants	15,848,716	16,840,271
Administrative expenses	231,705	220,183
Total deductions	16,080,421	17,060,454

Net (decrease) increase	(35,068,328)	13,993,122

Transfers from Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	54,285	—

Transfers to Crown Cork & Seal Company Inc. 401(k) Retirement Savings Plan	(5,892,369)	—

Net Assets Available for Benefits:
Beginning of year	189,548,961	175,555,839
End of year	$148,642,549	$189,548,961

The accompanying notes are an integral part of these financial statements.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Crown Cork & Seal Company, Inc. Retirement Thrift Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General
The Plan is a voluntary defined contribution plan. The purpose of the Plan is to provide a convenient method by which eligible employees may save regularly through salary deferrals. Participation in the Plan is determined by an agreement among recognized collective bargaining units and Crown Holdings, Inc. and subsidiaries (the “Company”) or as otherwise agreed upon between the Company and non-organized hourly employees. Generally, employees are eligible to participate in the Plan upon date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan is administered by the Crown Cork & Seal Company, Inc. Benefit Plans Committee (the “Committee”). The Committee has appointed Vanguard Fiduciary Trust Company (“VFTC”) as the trustee and recordkeeper of the Plan.

The Secure 2.0 Act of 2022 was signed into law on December 29, 2022. This legislation includes a vast array of provisional changes to retirement plans, becoming effective in 2023 and beyond. Plan management is evaluating the impact of the adoption and implementation of this legislation on the Plan.

Contributions
Participants may elect to make basic and supplemental contributions (where permitted) each pay period as defined in the Plan document. Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested in accordance with participant investment directions. Basic contributions may be matched by the Company at various rates as determined by the employer company, as defined in the Plan document. Supplemental contributions (where permitted) are not matched by the Company. In addition, certain participants receive profit sharing contributions, some of which are discretionary, from the Company at varying rates as determined by the employer company, as defined in the Plan document. Discretionary contributions in 2022 and 2021 totaled $634,967 and $696,734, respectively. Contribution amounts are subject to certain Internal Revenue Service (“IRS”) limitations.

Participant Accounts
Each participant’s account is credited with (a) the participant’s contributions, (b) the Company’s contribution and (c) Plan earnings, and charged with administrative fees. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and profit sharing contribution portions of their accounts plus earnings thereon is based on various rates established in the collective bargaining agreements or in the Plan document. The Plan uses graded vesting that results in a participant becoming 100% vested in the matching contribution portion after completing 4 or 5 years of credited service depending on the employer company and as defined in the Plan document. If eligible, a participant becomes 100% vested in the profit sharing contribution portion either immediately or after completing 5 years of credited service on a graded scale, depending on the employer company and as defined in the Plan document.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Notes Receivable from Participants
The Plan does not generally permit participants to borrow from their accounts. However, in some circumstances participants who are employees of certain divisions of the Company and participants who are former participants of certain plans, which have merged into the Plan, are permitted to borrow from their accounts. Generally, these participants may borrow from their account a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance.

Notes receivable terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The notes receivable are secured by the balance in the participant’s account and bear interest at prevailing interest rates. Interest rates on notes receivable outstanding as of December 31, 2022 and 2021 range from 4.25% to 8.50% and 4.25% to 6.50%, respectively. Principal and interest are paid ratably through monthly payroll deductions.

Payment of Benefits
On termination of service due to retirement, attainment of age 65, permanent plant shutdown, permanent disability, or death, the participant, or his or her beneficiary, automatically becomes fully vested in the Company contributions. For termination of service due to these or any other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution. All distributions are paid in either cash or Company stock at the participant’s election.

Forfeited Accounts
When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account, as defined, represents a forfeiture. Total unallocated forfeitures, which will be used to reduce future Company contributions, were $14 and $0 at December 31, 2022 and 2021. Forfeitures used to offset Company contributions in 2022 and 2021 totaled $74,422 and $201,770, respectively.

Plan Termination
The Company reserves the right to retroactively amend or modify any of the provisions of the Plan in any respect in order to qualify or maintain the Plan as a plan meeting the requirements of ERISA or any other applicable legislation. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their Company contributions.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following significant accounting policies, which conform with accounting principles generally accepted in the United States of America, have been used consistently in the preparation of the Plan’s financial statements.

Basis of Accounting
The accompanying financial statements of the Plan are prepared under the accrual basis of accounting.

Use of Estimates
The preparation of financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Investment Valuation and Income Recognition
The Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on the trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation)/appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable From Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Related fees are recorded as administrative expenses and are expensed when they are incurred. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2022 and 2021.

Payment of Benefits
Benefits are recorded when paid.

Expenses
Recordkeeping expenses, investment advisory fees, and fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net (depreciation)/appreciation in fair value of investments. Expenses paid by the Company are excluded from these financial statements.

NOTE 3 - FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy under authoritative guidance are described as follows:
Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability;
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following tables summarize instruments measured at fair value on a recurring basis for the Plan:

	Assets at Fair Value as of December 31, 2022
	Level 1	Total
Registered investment companies	$114,011,561	$114,011,561
Company common stock fund	4,871,250	4,871,250

Total assets in fair value hierarchy	$118,882,811	118,882,811

Investments measured at net asset value (a)		25,645,430

Investments at fair value		$144,528,241

	Assets at Fair Value as of December 31, 2021
	Level 1	Total
Registered investment companies	$151,371,381	$151,371,381
Company common stock fund	6,926,663	6,926,663

Total assets in fair value hierarchy	$158,298,044	158,298,044

Investments measured at net asset value (a)		26,855,347

Investments at fair value		$185,153,391

(a)Certain investments that were measured at net asset value ("NAV") per share (or its equivalent) have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the Statement of Net Assets Available for Benefits.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Registered investment companies are valued at the daily closing price as reported by the fund, which represent the NAV of shares held by the Plan at year end. Mutual funds held by the Plan are open-end mutual funds that are registered with the U.S. Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

The fair value of the Company common stock fund is measured at the closing price reported on the active market on which the security held by the fund is traded.

The Vanguard Retirement Savings Trust is a collective trust fund that is valued at the NAV of the units of the collective trust fund held by the Plan at year end times the respective unit value. The NAV, as provided by the trustee, is used as practical expedient to estimate fair value. The NAV of the collective trust fund is based upon significant observable inputs, although it is not based upon quoted market prices in an active market. The collective trust fund’s investment objective is to seek the preservation of capital and to provide a competitive level of income over time that is consistent with the preservation of capital. To achieve its investment objective, the collective trust fund invests in assets (typically contracts issued by insurance companies and banks, synthetic investment contracts, and short term investments) and enters into “wrapper” contracts issued by third-parties and invests in cash equivalents represented by shares in a money market fund.

Investments Measured Using NAV per Share Practical Expedient

The following table summarizes investments for which fair value is measured using NAV per share practical expedient as of December 31, 2022 and 2021, respectively. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

	December 31, 2022
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$25,645,430	N/A	Daily	N/A

	December 31, 2021
	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period
Vanguard Retirement Savings Trust	$26,855,347	N/A	Daily	N/A

NOTE 4 - RELATED PARTY TRANSACTIONS

The Plan participants invest in shares of registered investment companies and a collective trust fund managed by affiliates of VFTC. VFTC acts as trustee for investments of the Plan. The Plan participants also invest in shares of the Company’s common stock through the Crown Holdings, Inc. Stock Fund. The Company’s common stock fund held approximately 59,254 and 62,617 shares of Crown Holdings, Inc. common stock representing 3.3% and 3.7% of Plan assets as of December 31, 2022 and 2021, respectively. For the years 2022 and 2021, the Company common stock fund had purchases of $1,009,404 and $666,235, respectively, and sales of $1,369,528 and $983,555, respectively. Dividend income from the Company’s common stock fund totaled $52,719 and $51,968 in 2022 and 2021, respectively. The Plan also issues loans to participants, which are secured by the balances in the respective participant accounts. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

Certain administrative functions of the Plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

CROWN CORK & SEAL COMPANY, INC.
RETIREMENT THRIFT PLAN
Notes to Financial Statements

NOTE 5 - TAX STATUS

The IRS determined and informed the Company by letter dated October 13, 2015 that the Plan was qualified under Internal Revenue Code (“IRC”) Section 401(k). The Company believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and therefore, believes that the Plan is qualified, and the related trust is tax exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE 6 - RISKS AND UNCERTAINTIES

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

As of December 31, 2022 and 2021, the Plan had investments of $64,514,805 and $81,353,287, respectively, that were concentrated in two funds.

Supplemental Information
Required for Form 5500

CROWN CORK & SEAL COMPANY, INC. RETIREMENT THRIFT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2022
Crown Cork & Seal Company, Inc. Retirement Thrift Plan EIN 23-1526444 Plan No. 105
	Identity of Participant-Directed Issues	Investment Type	Current Value
	Baird Core Plus Bond Fund	Registered Investment Company	$7,696,908
	DFA Emerging Markets Core Equity Portfolio	Registered Investment Company	736,338
	DFA US Targeted Value Portfolio	Registered Investment Company	814,230
	Fidelity Small Cap Growth Fund	Registered Investment Company	8,682,195
	T. Rowe Price International Discovery Fund	Registered Investment Company	219,687
*	Vanguard Developed Markets Index Fund	Registered Investment Company	3,076,463
*	Vanguard International Growth Fund	Registered Investment Company	7,085,747
*	Vanguard Cash Reserve Federal Money Market Fund	Registered Investment Company	151,705
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	716,642
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	4,744,197
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	5,616,495
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	4,584,308
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	4,008,682
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	2,440,353
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	3,323,241
*	Vanguard Target Retirement 2055 Fund	Registered Investment Company	1,873,233
*	Vanguard Target Retirement 2060 Fund	Registered Investment Company	1,521,075
*	Vanguard Target Retirement 2065 Fund	Registered Investment Company	432,046
*	Vanguard Target Retirement 2070 Fund	Registered Investment Company	1,092
*	Vanguard Target Retirement Income Fund	Registered Investment Company	3,817,026
*	Vanguard Total Stock Market Index Fund	Registered Investment Company	38,869,375
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,612,921
*	Vanguard Wellington Fund	Registered Investment Company	9,715,992
*	Vanguard Windsor II Fund	Registered Investment Company	2,271,610
*	Vanguard Retirement Savings Trust	Collective Trust Fund	25,645,430
*	Crown Holdings, Inc. Stock Fund	Common Stock Fund	4,871,250
*	Notes receivable from participants	Interest rates: 4.25% - 8.50%	3,479,341
	Total (Held at End of Year)		$148,007,582

*	Party-in-Interest as defined by ERISA
Cost column not required to be reported as all investments are participant directed.

EXHIBITS

Exhibit Number	Description of Exhibit
23	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereto duly authorized.

Crown Cork & Seal Company, Inc.
Retirement Thrift Plan

	By:	/s/ Christy L. Kalaus
Christy L. Kalaus
Vice President and Corporate Controller

Date: June 23, 2023